Filed pursuant to Rule 433 under the Securities Act of 1933
Issuer Free Writing Prospectus dated January 14, 2011
Relating to Preliminary Prospectus Supplement dated January 13, 2011
Registration Statement No. 333-163573
PRICING TERM SHEET
Dated January 14, 2011 to the
Preliminary Prospectus Supplement Referred to Below
Dendreon Corporation
Offering of
$540,000,000 aggregate principal amount of
2.875% Convertible Senior Notes due 2016
and
Up to $250,000,000 of Common Stock of the Dendreon Corporation, $0.001 par value
The information in this pricing term sheet relates only to the offering of the Notes and the Common Stock and should be read together with (i) the preliminary prospectus supplement dated January 13, 2011 relating to the offering of the Notes and the Common Stock, including the documents incorporated by reference therein (the “Preliminary Prospectus Supplement”), and (ii) the accompanying prospectus dated January 13, 2011, each filed with the Securities and Exchange Commission (the “SEC”).

Issuer:	Dendreon Corporation, a Delaware corporation

Securities offered:	2.875% Convertible Senior Notes due 2016 (the “Notes”) and the common stock of the Issuer, $0.001 par value (the “Common Stock”)

Aggregate principal amount of Notes offered:	$540,000,000 aggregate principal amount of Notes

NASDAQ Global Select Market Symbol for the Common Stock:	DNDN

Trade date:	January 14, 2011

Expected settlement date:	January 20, 2011

Underwriter’s option to purchase additional Notes:	Up to $80,000,000 aggregate principal amount of additional Notes

Maturity date:	January 15, 2016, unless earlier repurchased or converted

Annual interest rate:	2.875% per annum, accruing from the settlement date

Interest payment dates:	Each January 15 and July 15, beginning on July 15, 2011

Regular record dates:	Each January 1 and July 1, beginning on July 1, 2011

Public offering price:	100%

Closing stock price:	$36.60 per share of the Common Stock on The NASDAQ Global Select Market as of January 13, 2011

Conversion premium:	Approximately 40.00% above the closing stock price

Conversion price:	Approximately $51.24 per share of the Common Stock, subject to adjustment

Conversion rate:	19.5160 shares of the Common Stock per $1,000 principal amount of the Notes, subject to adjustment

Sole manager:	J.P. Morgan Securities LLC

CUSIP number:	24823Q AC1

ISIN number:	US24823QAC15

Net proceeds before expenses:	The Issuer estimates that its net proceeds from the sale of the Notes will be approximately $529.2 million (or approximately $607.6 million if the underwriter exercises its over-allotment option in full) after deducting the underwriting fees. The Issuer will not receive any proceeds from the sale of shares of the Common Stock.

Concurrent offering of the Common Stock:	In connection with the offering of the Notes, 1,787,100 outstanding shares of the Common Stock (subject to minor adjustments related to the allocation of the Notes) are being offered to facilitate hedging of the Notes by buyers of the Notes. The shares of Common Stock will be offered to the public at a price of $35.70 per share and subsequently offered in one or more transactions on The NASDAQ Global Select Market, in the over-the-counter market, through negotiated transactions or otherwise at the market prices prevailing at the time of the sale, at prices related to the prevailing market prices, at negotiated prices or any combination of the foregoing.

Commissions and discounts:	The underwriter has advised the Issuer that it proposes to initially offer the Notes at the public offering price, plus accrued interest, if any, from the settlement date.

The following table shows the public offering price, underwriting discount and proceeds before expenses to the Issuer. The information below assumes no exercise or full exercise by the underwriter of the over-allotment option.

	Per Note	Without option	With option
Public offering price of the notes(1)	$1,000	$540,000,000	$620,000,000
Underwriting discounts and commissions in connection with the Notes offering	$20	$10,800,000	$12,400,000
Proceeds, before expenses, to us	$980	$529,200,000	$607,600,000

(1)	Plus accrued interest, if any, from January 20, 2011.

Adjustment to conversion rate upon conversion upon a fundamental change:
The following table sets forth the number of additional shares by which the conversion rate will be increased for Notes surrendered in connection with a fundamental change having the stock price and effective date set forth below:

	Stock Price
Effective Date	$36.60	$40.00	$50.00	$60.00	$70.00	$80.00	$90.00	$100.00	$110.00	$120.00	$130.00
1/20/2011	7.8064	6.9258	4.5372	3.1646	2.3119	1.7498	1.3614	1.0828	0.8763	0.7192	0.5970
1/15/2012	7.8064	6.9494	4.4016	2.9733	2.1100	1.5569	1.1853	0.9255	0.7376	0.5976	0.4906
1/15/2013	7.8064	6.8682	4.1409	2.6632	1.8060	1.2803	0.9423	0.7157	0.5580	0.4444	0.3601
1/15/2014	7.8064	6.5811	3.6534	2.1514	1.3401	0.8811	0.6095	0.4415	0.3329	0.2595	0.2076
1/15/2015	7.8064	6.0124	2.7885	1.3120	0.6428	0.3386	0.1974	0.1289	0.0933	0.0728	0.0596
1/15/2016	7.8064	5.4840	0.4840	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
The exact stock prices and effective dates may not be set forth in the table above, in which case:
•	If the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year.

•	If the stock price is greater than $130.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

•	If the stock price is less than $36.60 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.
Notwithstanding the foregoing, in no event will the conversion rate, as increased pursuant to this section by the number of additional shares, exceed 27.3224 shares of Common Stock per $1,000 principal amount of Notes, subject to adjustment in the same manner as the conversion rate is required to be adjusted as set forth in the Preliminary Prospectus Supplement under “Description of notes—Conversion rights—Conversion rate adjustments.”
The Issuer has filed a registration statement (including the Preliminary Prospectus Supplement and an accompanying prospectus dated January 13, 2011) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies may be obtained from J.P. Morgan Securities LLC at J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions at 1155 Long Island Avenue, Edgewood, New York 11717, or by telephone at 866-803-9204.

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